As filed with the Securities and Exchange Commission on August 9, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 _______________________

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
(Name of Subject Company)
_______________________

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
(Name of Person(s) Filing Statement)
_______________________

Class E Common Stock, $0.001 par value per share
(Title of Class of Securities)
_______________________

39818P880
(CUSIP Number of Class of Securities)
_______________________

Howard S. Hirsch
Chief Legal Officer and Secretary
Griffin Capital Essential Asset REIT, Inc.
1520 E. Grand Avenue
El Segundo, California 90245
(310) 469-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
_______________________

With Copies to:
Michael K. Rafter, Esq.
Erin Reeves McGinnis, Esq.
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia  30363
(404) 322-6000
 _______________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to the cash tender offer (the "Everest Offer") by Everest REIT Investors I, LLC ("Everest") to purchase up to 1,000,000 shares of Class E common stock, par value $0.001 per share (the "Class E Common Stock"), of Griffin Capital Essential Asset REIT, Inc. (the "Company"), at a price of $7.20 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Transfer Agreement (as each may be amended from time to time, and which together constitute the "Everest Offer to Purchase"), as filed under cover of Schedule TO by Everest with the Securities and Exchange Commission (the "SEC") on August 1, 2019 (the "Everest Schedule TO").
As discussed below, the board of directors of the Company (the "Board") recommends that the Company's stockholders REJECT the Everest Offer and not tender their shares of the Class E Common Stock.
Item 1. Subject Company Information

(a)	Name and address. The Company's name is Griffin Capital Essential Asset REIT, Inc. The address and telephone number of its principal executive office are:

Griffin Capital Essential Asset REIT, Inc.
1520 E. Grand Ave.
El Segundo, California 90245
(310) 469-6100

(b)	Securities. This Schedule 14D-9 relates to the Class E Common Stock, of which there were 169,294,096.814 shares outstanding as of August 6, 2019.

Item 2. Identity and Background of the Filing Person

(a)	Name and address. The Company is the filing person. The Company's name, address and business telephone number are set forth in Item 1(a) above, which is incorporated herein by reference.

(d)
Tender offer. This Schedule 14D-9 relates to the Everest Offer to purchase up to 1,000,000 shares of the Class E Common Stock at a price equal to $7.20 per share. The Everest Offer is on the terms and subject to the conditions described in the Everest Offer to Purchase.

Unless the Everest Offer is extended, it will expire on September 12, 2019.

According to the Everest Schedule TO, the business address and telephone number for Everest is:

Everest REIT Properties, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101
(626) 585-5920

Item 3. Past Contracts, Transactions, Negotiations and Agreements
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the sections entitled "Item 1A. Risk Factors," "Item 10. Directors, Executive Officers and Corporate Governance," "Item 11. Executive Compensation," "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," and "Item 13. Certain Relationships and Related Transactions and Director Independence" in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 14, 2019 (the

"2018 Form 10-K"), as well as Note 10, Related Party Transactions, to the Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data" in the 2018 Form 10-K; (b) Note 9, Related Party Transactions, to the Consolidated Financial Statements contained in the section entitled "Part I – Item 1. Financial Statements" in the Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed with the SEC on May 15, 2019 (the "Quarterly Report"); and (c) the section entitled "Management Compensation" in the Company's Registration Statement on Form S-11 (Registration No. 333-217223) (as amended, the “Registration Statement”) filed with the SEC and the Final Prospectus under the Registration Statement filed with the SEC on June 18, 2019, which information is incorporated herein by reference. The 2018 Form 10-K, Quarterly Report, and Registration Statement are available for free on the SEC’s web site at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and Everest and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a)
Recommendation. The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform its stockholders of its position, if any, with respect to the Everest Offer. As a result, the Board: (1) consulted with members of the Company’s management and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Everest Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) considered the price being offered by Everest as compared to the redemption price payable under the Company’s share redemption program (the "Share Redemption Program") and the expected availability of the Share Redemption Program; (5) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (6) took into account the fact that Everest is making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.

Everest has a history of making tender offers for shares of various direct participation programs, such as the Company, at prices below perceived value. Historically, the number of shares acquired by Everest through those efforts has been de minimus.

Accordingly, the Board recommends that the Company’s stockholders REJECT the Everest Offer and not tender their shares of the Class E Common Stock.

The Board understands that each stockholder must make his or her own independent decision as to whether to tender or refrain from tendering his or her shares of the Class E Common Stock. The Company strongly urges each stockholder to carefully consider all aspects of the Everest Offer in light of his or her own circumstances, including (i) his or her investment objectives, (ii) his or her financial circumstances, including his or her tolerance for risk and need for immediate liquidity that cannot be satisfied by other means (e.g., through the Share Redemption Program), (iii) other financial opportunities available to each stockholder, including through the Share Redemption Program, (iv) his or her own tax position and tax consequences, and (v) other factors each stockholder determines are relevant to his or her decision. Each stockholder should carefully review all of the Everest Offer documents sent to him or her by Everest, as well as the Company’s publicly available annual, quarterly and other reports, and consult with his or her own financial, tax and other advisors in evaluating the Everest Offer before deciding whether to tender his or her shares of the Class E Common Stock.

(b)
Reasons. The information set forth in the letter to Class E stockholders, dated August 9, 2019 (the "Letter to Class E Stockholders"), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c)
Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell shares held of record or beneficially owned by them pursuant to the Everest Offer to Purchase.

Item 5. Person/Assets Retained, Employed, Compensated or Used
To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Everest Offer to Purchase.

Item 6. Interest in Securities of the Subject Company
During the past 60 days, no transactions with respect to the Class E Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares of Class E Common Stock***	Price Per Share
Various Stockholders	6/10/2019	Repurchases by the Company under a Self-Tender Offer*	7,217,570	$9.56
Various Stockholders	7/1/2019	Purchases through Distribution Reinvestment Plan**	287,367	$9.55
Michael J. Escalante, Chief Executive Officer, President and Director	7/1/2019	Purchase through Distribution Reinvestment Plan**	29	$9.55
Javier F. Bitar, Chief Financial Officer and Treasurer	7/1/2019	Purchase through Distribution Reinvestment Plan**	1	$9.55
Howard S. Hirsch, Chief Legal Officer and Secretary	7/1/2019	Purchase through Distribution Reinvestment Plan**	1	$9.55
Julie A. Treinen, Managing Director, Asset Management	7/1/2019	Purchase through Distribution Reinvestment Plan**	23	$9.55
Various Stockholders	8/1/2019	Purchases through Distribution Reinvestment Plan**	287,575	$9.58
Michael J. Escalante, Chief Executive Officer, President and Director	8/1/2019	Purchase through Distribution Reinvestment Plan**	33	$9.58
Javier F. Bitar, Chief Financial Officer and Treasurer	8/1/2019	Purchase through Distribution Reinvestment Plan**	1	$9.58
Howard S. Hirsch, Chief Legal Officer and Secretary	8/1/2019	Purchase through Distribution Reinvestment Plan**	1	$9.58
Julie A. Treinen, Managing Director, Asset Management	8/1/2019	Purchase through Distribution Reinvestment Plan**	24	$9.58

*
Transactions were made pursuant to the Company's Tender Offer Statement on Schedule TO filed with the SEC on May 6, 2019, SEC File No. 005-90994, as amended by Amendment No. 1 to Schedule TO filed on May 17, 2019, Amendment No. 2 to Schedule TO filed on May 24, 2019, and Amendment No. 3 to Schedule TO filed on June 14, 2019 (as amended, the "Company Schedule TO"), relating to the Self-Tender Offer of the Company (the "Company Offer"). The Company Offer was made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated May 17, 2019, the Amendment No. 1 to the Amended Offer to Purchase, and in the related Letter of Transmittal, which were filed as Exhibits (a)(i), (a)(i)(A) and (a)(ii), respectively, to the Company Schedule TO. The Company Offer expired on June 10, 2019. At the conclusion of the Company Offer, the Company accepted for purchase 7,217,570 shares of the Class E Common Stock, at a purchase price equal to $9.56 per Class E share, net to the seller in cash, less any applicable withholding taxes and without interest. Of the 7,217,570 shares of the Class E Common Stock tendered and accepted for purchase, Everest and its affiliated entity, Baseline Investment, tendered 24,679 and 1,514 Class E shares, respectively, per the Company Offer.

**
Pursuant to the Distribution Reinvestment Plan, stockholders may elect to have up to the full amount of their cash distributions from the Company reinvested in additional shares of the class of common stock such stockholder holds, at a purchase price equal to the NAV per share applicable to such share class, calculated as of the distribution date.

***	The number of shares of the Class E Common Stock has been rounded to the nearest whole share.

Item 7. Purposes of the Transaction and Plans or Proposals

(a)
Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to a tender offer or other acquisition of shares of the Class E Common Stock by the Company, any subsidiary of the Company or any other person.

(b)
Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c)
Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information
Golden Parachute Compensation
There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or Everest concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Everest Offer to Purchase.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Schedule 14D-9 of Griffin Capital Essential Asset REIT, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements may discuss, among other things, the Company's future capital expenditures, distributions and acquisitions (including the amount and nature thereof), business strategies, the expansion and growth of the Company's operations, the Company's net sales, gross margin, operating expenses, operating income, net income, cash flow, financial condition, impairments, expenditures, capital structure, organizational structure, and other developments and trends of the real estate industry. Such statements are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company's assumptions differ from actual results, the Company's ability to meet such forward-looking statements, including the Company's ability to generate positive cash flow from operations and provide distributions to stockholders, the Company's ability to find suitable investment properties, and the Company's ability to be in compliance with certain debt covenants, may be significantly hindered. Therefore, such statements are not intended to be a guarantee of the Company's performance in future periods. Such forward-looking statements can generally be identified by the Company's use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws and regulations.

See the “Risk Factors” section of the Quarterly Report and the “Risk Factors” section of our 2018 Form 10-K as filed with the SEC for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in the Company's forward-looking statements.

Item 9. Exhibits

Exhibit No.	Description
(a)(1)	Letter to be sent to Griffin Capital Essential Asset REIT, Inc. Class E Stockholders.
(e)(1)*	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2018, filed by the Company with the SEC on March 14, 2019.
(e)(2)*	Excerpts from the Quarterly Report on Form 10-Q for the period ended March 31, 2019, filed by the Company with the SEC on May 15, 2019.
(e)(3)*
Excerpts from the Company's Registration Statement on Form S-11 (Registration No. 333-217223) filed with the SEC and the Final Prospectus under the Registration Statement, filed with the SEC on June 18, 2019.

*	Incorporated by reference as provided in Item 3 hereof.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
Dated:	August 9, 2019	By:	/s/ Javier F. Bitar
Name: Javier F. Bitar
Title: Chief Financial Officer and Treasurer